Exhibit 99.1

Bright Scholar Announces Results of 2020 Annual General Meeting

FOSHAN, China, June 24, 2020 (PRNewswire) — Bright Scholar Education Holdings Limited (“Bright Scholar” or the “Company”) (NYSE: BEDU), a global premier education service company, today announced that it held its 2020 annual general meeting of shareholders on June 24, 2020. At the meeting, the shareholders resolved by ordinary resolution to ratify the appointment of Deloitte Touche Tohmatsu Certified Public Accountants LLP as the independent registered public accounting firm of the Company for the fiscal year ending August 31, 2020.

About Bright Scholar Education Holdings Limited

Bright Scholar is a global premier education service company, dedicated to providing quality international education to global students and equipping them with the critical academic foundation and skillsets necessary to succeed in the pursuit of higher education. Bright Scholar also complements its international offerings with Chinese government-mandated curriculum for students who wish to maintain the option of pursuing higher education in China. As of February 29, 2020, Bright Scholar operated 80 schools across ten provinces in China and eight schools overseas, covering the breadth of K-12 academic needs of its students. In the six months ended February 29, 2020, Bright Scholar had an average of 51,879 students enrolled at its schools.

IR Contact:

GCM Strategic Communications

Email: BEDU.IR@gcm.international

Media Contact:

Email: media@brightscholar.com

Phone: +86-757-6683-2507